SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 2-35669
                                                                       -------
(Check one)

|X| Form 10-K and Form 10-KSB   |_| Form 11-K

|_| Form 20-F  |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For period ended: March 31, 2001

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended _____________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Southern Security Life Insurance Company

Former name if applicable:

Address of principal executive office (Street and number):

                           755 Rinehart Road
                           Lake Mary, Florida 32746

                                     PART II
                             RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K cannot be completed within the requested time period due to the additional time required to complete the financial statements of registrant, primarily as a result of the change in personnel in the accounting department of Security National Financial Corporation ("Security National"), which completes registrant's financial statements. Security National acquired 57.4% of the outstanding shares of common stock of registrant pursuant to a December 17, 1998 acquisition and under an Administrative Services Agreement effective as of December 17, 1998, between Security National and registrant, Security National has agreed to provide administrative and financial services to registrant, including accounting services and preparation of registrant's reports on Form 10-K and Form 10-Q for submission to the Securities and Exchange Commission.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

      Randall A. Mackey                (801)               575-5000
           (name)                   (area code)        (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|Yes    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         |_|Yes    |X| No

                    Southern Security Life Insurance Company
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   March 31, 2001                   By:Scott M. Quist
        --------------                      -----------------------------
                                            Scott M. Quist
                                            First Vice President,
                                            General Counsel and Treasurer